PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated August 18, 2011)	Registration No. 333-175823

Common Stock

This Prospectus Supplement should be read in conjunction with the Prospectus dated August 18, 2011 (the “Initial Prospectus”), which relates to the issuance from time to time, in one or more offerings, of up to 8,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Hill International, Inc. (“we,” “us,” or the “Company”), in connection with our acquisition of other businesses, assets or securities, in business combinations or other transactions, and Prospectus Supplement No. 1 dated May 30, 2013 to the Initial Prospectus (the “First Prospectus Supplement”).  As described in the First Prospectus Supplement, the Company entered into a Sale of Shares Agreement under which the Company agreed to issue a fixed number and indeterminate number of shares of Common Stock in an unrelated transaction.  As of the date hereof, the Company has issued 711,099 shares of Common Stock to the sellers under the Sale of Shares Agreement and no later than three business days following the determination thereof in accordance with the Sale of Shares Agreement, the Company shall pay to the sellers thereunder “Further Consideration” equal to 49% of the product of (a) 4.5 multiplied by (b) the sum of the average annual net profit before tax earned by each of BCA Ltd. and BCA Training (“NPBT”) from August 1, 2012 to July 31, 2014 less $456,396, the amount of NPBT for the 12-month period ended July 31, 2012, payable in cash or in the form of Common Stock at the election of the Company.  If the amount in the preceding sentence is paid in shares of Common Stock, the Sale of Shares Agreement provides that the shares of Common Stock shall be issued at a price per share equal to the average closing price, determined on the seventh trading day prior to July 31, 2014 of the Common Stock on the New York Stock Exchange for the prior 30 trading days (such shares of Common Stock are referred to herein as the “SSA Shares”).  In no event will the shares of Common Stock issued in the offering made in connection with the transaction described in this Prospectus Supplement or the SSA Shares exceed 7,288,901 shares.

The Initial Prospectus, the First Prospectus Supplement and this Prospectus Supplement are referred to herein as the “Prospectus.”

On December 23, 2013 (the “Closing Date”), we acquired Collaborative Partners, Inc. (“CPI”) pursuant to a Stock Purchase Agreement dated as of December 23, 2013 (the

“Agreement”) among the Company, Jack Hobbs, Donna Camiolo and Joseph Naughton (collectively, Hobbs, Camiolo and Naughton are referred to herein as the “Sellers”)  In accordance with the Agreement, we acquired all of the outstanding capital stock of CPI which became a direct wholly owned subsidiary of the Company.  The Company acquired CPI primarily to extend the geographic reach of its Project Management business to the New England region.

On the Closing Date, the Sellers received $2,450,000 payable in the form of 678,670 shares of Common Stock priced at $3.61 per share.  On December 23, 2014, the Sellers will receive, subject to potential offset, an additional $350,000 in shares of Common Stock; the number of shares will be determined based on the average closing price of the Common Stock for the ten trading days ending on December 18, 2014.  The Agreement also provides that (1) should the share price of the Common Stock not increase by 50% to $5.42 by December 23, 2014, the Company will issue additional shares to the Sellers representing the difference between $5.42 and the closing price on December 23, 2014, and (2) the Sellers are entitled to receive additional shares of Common Stock for (i) 50% of the operating profit of CPI in excess of $1,000,000 for the first 12-month period after the Closing Date, but in no event more than $500,000, and (ii) 5% of the net revenue backlog in excess of $10,000,000 on the date 60 days after the Closing Date.

Neither the dollar amount of CPI’s revenues and assets nor the federal income tax consequences of the transaction are significant to our financial condition and results of operations.

On December 20, 2013, the closing sale price of our Common Stock as reported by the New York Stock Exchange was $3.73 per share.

This Prospectus Supplement is not complete without, and may not be delivered or used, except in connection with, the Company’s Prospectus dated August 18, 2011, including any amendments or supplements to that Prospectus.

The date of this Prospectus Supplement is December 23, 2013.

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